UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 1, 2006

via U.S. mail

Mr. Halbert S. Washburn
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

      Re:	BreitBurn Energy Partners L.P.
      	Amendment No. 2 to Form S-1
      	Filed August 16, 2006
      	File No. 333-134049
      	Response Letter dated August 16, 2006

Dear Mr. Washburn:

      We have reviewed your filing and have the following comments.
The page references in our comments are to the black-lined copy of the amendment to the Form
S-1. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We reissue our prior comment 2 insofar as you still need to file a number of documents as exhibits.
2. Ensure that you file via EDGAR all correspondence. Also please ensure that you comply with Rule 83 in that regard, as applicable.

Management, page 110
3. Please expand the disclosure at pages 86 and 110 to identify by name the predecessor to BreitBurn to which you refer.

Financial Statements - Nautilus Resources LLC, page F-58

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-62

Oil and Gas Properties, page F-63
4. We have read the revisions you made to your filing in response to prior comment 11, indicating the entire balance of unproved property costs you have capitalized relates to an acquisition during the year ended December 31, 2003. Also disclose the amount of future development costs included in the pool of costs subject to amortization, and if there were any significant development projects for which costs were excluded from amortization under Rule 4-10(c)(3)(ii)(B), disclose the future development costs associated with such properties excluded from the amortization computation, as previously requested. Please contact us by telephone if you require further clarification or guidance.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Delaney at 202-551-3863, or in his absence,
Karl
Hiller, at 202-551-3686 if you have questions regarding comments on
the financial statements and related matters. Please contact Ron Winfrey at 202-551-3704 if you have any questions regarding engineering issues. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-
3707
with any other questions.


      Sincerely,



	H. Roger Schwall
	Assistant Director


cc:	Alan Baden, Esq. (via facsimile)
      D. Delaney
      K. Hiller
      T. Levenberg
      D. Levy
      R. Winfrey




Mr. Halbert Washburn
BreitBurn Energy Partners L.P.
September 1, 2006
Page 4